

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

September 14, 2017

<u>Via E-mail</u>
Mr. James M. Cassidy
President and Director
Shamrock Grove Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

> **Re: Shamrock Grove Acquisition Corporation
> Registration Statement on Form 10
> Filed July 7, 2017
> File No. 0-55814**

Dear Mr. Cassidy:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

> Very truly yours,
>
> /s/Asia Timmons-Pierce, *for*
>
>
> Pamela A. Long
> Assistant Director
> Office of Manufacturing and Construction